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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                  (RULE 13d - 101)

Information to be included in statements filed pursuant to 13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.  3 )*

Dayton Mining Corp.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

239902109
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 8, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 7 Pages)
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          2,435,241

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          2,435,241

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          2,435,241

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.904%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          2,435,441

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          2,435,441

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          2,435,441

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.904%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          2,435,441

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          2,435,441

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          2,435,441

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.904%

14   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, without par value, (the "Common Stock") of Dayton Mining Corp. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of September 18, 1998 and amends and supplements the
Schedule 13D dated May 13, 1998. Except as set forth herein, such Schedule 13D is hereby restated.


ITEM 3.   Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS:                   AMOUNT OF FUNDS:
Margin account maintained at       $3,945,659.21
Merrill Lynch International

     The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS:                   AMOUNT OF FUNDS:
Margin account maintained at       $3,946,018.50
Merrill Lynch International


ITEM 5.   Interest in Securities of the Issuer

     (a) Elliott, together with Manchester Securities Corp., a New York corporation and a wholly-owned subsidiary of Elliott, owns outright 2,238,704 shares of Common Stock and $1,250,000 of the Issuer's 7% Convertible Unsecured Subordinated Debentures due April 1, 2002 (the "Debentures") which are convertible into 196,537 shares of Common Stock. In the aggregate, Elliott beneficially owns 2,435,241 shares of Common Stock constituting 5.904% of the outstanding shares of Common Stock.

     Westgate owns outright 2,238,904 shares of Common Stock and $1,250,000 of the Debentures convertible into 196,537 shares of Common Stock. In the aggregate, Westgate beneficially owns 2,435,441 shares of Common Stock constituting 5.904% of the outstanding shares of Common Stock.

     Elliott and Westgate together beneficially own 4,870,682 shares of Common Stock, constituting 11.808% of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common
Stock beneficially owned by it.

     Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph
(b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                   Approximate Price Per
                    Amount of SharesShare (exclusive of
Date      Security  Bought (Sold)  commissions)

7/20/98   Common           125,000        $.5779
7/28/98   Common            50,000        $.5000
9/08/98   Debentures     1,250,000      $390,625
                                   (for entire position)

     The above transactions were effected by Elliott on the American Stock Exchange and on NASDAQ in New York.

     The following transactions were affected by Westgate during the past sixty (60) days:


                                   Approximate Price Per
                    Amount of SharesShare (exclusive of
Date      Security  Bought (Sold)  commissions)

7/20/98   Common           125,000        $.5779
7/28/98   Common            50,000        $.5000
9/08/98   Debentures     1,250,000      $390,625
                                   (for entire position)


     The above transactions were effected by Westgate on the American Stock Exchange and on NASDAQ in New York.

     No other previously unreported transactions were effected by Elliott or Westgate during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

     (e)  Not applicable.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              ELLIOTT ASSOCIATES, L.P.
September 18, 1998

                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         General Partner


                    WESTGATE INTERNATIONAL, L.P.

                    By:  Martley International, Inc., as
                         Investment Manager


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President


                    MARTLEY INTERNATIONAL, INC.


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President